601 JEFFERSON STREET, TEXAS 77002
PHONE 713.753.3011

September 20, 2016

[Via EDGAR]
Mr. W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: KBR, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-33146

Dear Mr. Cash:

Thank you for your letter dated September 7, 2016 regarding the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") with respect to the KBR, Inc. (“KBR”) filings referenced above. Attached are our responses to each of your specific comments. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.
In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this submission, we request that you please call me directly at (713) 753-8380 (fax no. (713) 753-5353) or call Beth Ann Dranguet, KBR’s Director - Legal, directly at (713) 753-8729 (fax no. (713) 753-3310).
Sincerely,

/s/ Nelson E. Rowe
Nelson E. Rowe
Vice President and Chief Accounting Officer

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition…page 26

Backlog of Unfilled Orders, page 35

1. We appreciate your response to prior comment one. We note that you calculate estimated backlog for long-term contracts associated with the U.K. government's privately financed initiatives or projects ("PFIs") based on the dollar equivalent value of work your client is contractually obligated to pay you over the term of the contract. We also note that this amount includes the contractual minimum payments plus the value of work to be performed over the life of the contract. Please more fully explain to us the general terms and provisions of these contracts and how you account for them, specifically address when and how contractual minimum payments are determined and when and how you are reimbursed for the value of work to be performed over the life of the contract.

Response:

General terms and provisions for PFIs

Private Finance Initiative (“PFI”) projects are long-term contracts that outsource the responsibility for the construction, finance, operation and maintenance of government-owned assets to the private sector. KBR’s projects involve the provision of services to various types of assets ranging from military housing and equipment to transportation infrastructure. The PFI projects in which KBR participates are located in the United Kingdom and Ireland with contractual terms ranging from 15 to 35 years. Under most of these PFI arrangements, the primary deliverables of the contracting entity are the initial provision of the asset to the customer and the subsequent provision of operations and maintenance services related to the asset once it is ready for its intended use through the remaining life of the arrangement.

The amount of reimbursement from the customer to the contracting entity is negotiated on each contract and varies depending on the specific terms for each PFI. However, generally there is a payment stream timed and sized to reimburse the contracting entity for the construction or procurement of deliverables and a separate one for operations and maintenance activities.

Construction or procurement deliverables

A portion of the payment stream is set at an amount such that over the course of the contract, the contracting entity receives sufficient income to cover the investment in the assets including scheduled debt service payments and profit on the construction or procurement-related services provided by the contracting entity. The expected level of periodic reimbursement (e.g. monthly) is predetermined based on a projected level of asset availability or usage by the customer and is adjusted up or down based on the actual level of asset availability or usage by the customer. However, the minimum level of reimbursement proscribed in the contracts provides sufficient funding at all times during the arrangement for the contracting entity to cover costs expended, scheduled debt service and a negotiated return on equity invested by the contracting partners.

For revenue recognition purposes, we allocate the expected reimbursements to the identified deliverables in the arrangement. An appropriate revenue recognition model is applied to each deliverable as required depending upon the nature of the underlying deliverable. For constructed or procured assets, we either use a lease accounting model or a contract asset model where estimated revenues over the life of the project and capitalized construction or procured asset costs are recognized on a straight-lined basis at the expected or estimated margin.

Operations and maintenance deliverables

The remaining portion of the payment stream is generally designed to recover operations and maintenance services which may also include management fees and other direct services such as catering, utilities, transportation, administrative office support, etc. The expected level of reimbursement for these services may be set to recover fixed costs and/or expected variable costs each period. Variations between expected and actual usage result in upward or downward adjustments to the expected level of reimbursement.

For revenue recognition purposes, these revenues are either recognized as the services are delivered or on a straight-lined basis over the term of the arrangement depending on the nature of the deliverable and the costs of the services are generally expensed as incurred.

Backlog

The commercial provisions and long-term nature of PFI projects result in an arrangement that provides an annuity-like revenue stream to the contracting entity which we equate to be a reasonable and accurate estimate of the aggregate amount that our client would contractually be obligated to pay us over the life of the project. Although variations may occur on a monthly basis as noted above, the expected levels of reimbursement can be estimated with a high degree of accuracy as they have been structured to provide the contracting entity with sufficient funding to meet the scheduled debt and interest payments of the project financing as well as to reimburse the contracting entity for its construction, procurement, operations and maintenance services. We review our backlog estimates on a quarterly basis using the most current information available and make adjustments if and when necessary to our estimates. Therefore, we believe our current backlog policy provides investors with a more complete and accurate assessment of work under contract that is expected to be executed in the future for PFI projects.

Item 8. Financial Statements and Supplementary Data, page 45

Note 2. Business Segment Information, page 62

Changes in Estimates, page 64

2. We note your response to prior comment three; however, in order to provide investors greater transparency into your operating results, including material uncertainties that could impact future results, please address the following:

•
Revise your roll-forward of reserves for estimated losses on uncompleted contracts in future filings to include the gross amount of contract losses recorded in your statements of operations during each period presented as noted in your response;

•
To the extent you do not believe you can disclose the total contract value of loss contracts, please tell us what disclosures you can provide in future filings to help investors better assess the amount of contract losses you record relative to contract values. Also, revise future filings to disclose the amount of backlog related to loss contracts; and

•
Although we note all material contracts have the possibility of incurring losses; we assume you may experience difficulties/issues on contracts prior to the period in which you are required to record a contract loss. It continues to appear to us that you should revise future filings to address ongoing contracts in which material contract losses are reasonably possible.

Response:

We acknowledge the Staff’s request to revise our roll-forward of reserves for estimated losses on uncompleted contracts in future filings to include the gross amount of contract losses and have begun doing so starting with our Form 10-Q for the period ended June 30, 2016.

We acknowledge the Staff’s request to provide disclosures to help investors assess the amount of contract losses recorded relative to contract values. As it relates to our ongoing business operations most contracts reflect customized solutions in response to customers’ competitive bid process and thus we consider individual contract values to be commercially sensitive information that is generally not disclosed to third parties as it would compromise our competitive position in the marketplace. For individually material loss projects we will continue to disclose the gross losses recognized in the statement of operations for the periods presented, the contract percent complete, the estimated completion date, and the reserve for estimate losses on uncompleted contracts recognized on the balance sheet.

However, in future filings as it relates to our Non-strategic Business, we will include additional disclosures similar to the following as we are exiting these businesses and are no longer bidding on new work:

“The project has a contract value of $573 million and was approximately 84% complete as of June 30, 2016, with an expected completion date in the first half of 2017.”

We acknowledge the Staff’s request to disclose the amount of backlog related to loss contracts. In future filings, we will include additional disclosure similar to the following:

“As of September 30, 2016, $[X] million of our backlog relates to active contracts that are in a loss position.”

We acknowledge the Staff’s request to address ongoing contracts in which material contract losses are reasonably possible. The Company discloses risks related to contracts in Item 1A. Risk Factors in our 2015 Form 10-K on page 11 under the captions “The nature of our contracts, particularly those that are fixed-price, subjects us to risk associated with cost over-runs, operating cost inflation and potential claims for liquidated damages.” Additionally, in Note 2 to our Q2 2016 Form 10-Q we include the following disclosure:

“Our estimates of revenues and costs at completion have been, and may continue to be, impacted by our performance, the performance of our subcontractors, and the U.S. labor market.”

We believe that this disclosure, along with our risk factor disclosures in our Form 10-Q and Form 10-K, provide the reader with an understanding of the reasonable possibility of material contract losses on projects as well as risks that are inherent to the contracting industry. In our professional judgment it is reasonably possible to incur losses on any contract. Thus we believe our current disclosure as noted above provides investors with the best information about project risks.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Item 1. Financial Information, page 4

Note 2. Business Segment Information, page 11

Changes in Estimates, page 12

3. In regard to your disclosures related to the impact of material changes in estimates on your interim operating results, please address the following:

•
More fully explain to us the specific facts and circumstances that occurred during the three months ended March 31, 2016 and the three months ended June 30, 2016 that resulted in additional material contract losses related to the EPC ammonia project in the U.S.;

•
More fully explain to us why the expensed legal fees associated with the sodium dichromate litigation resulted in a favorable change in estimate during the three months ended June 30, 2016 based on the ruling you received on August 17, 2015; and

•
More fully explain to us the specific facts and circumstances that occurred during the three months ended March 31, 2016 and the three months ended June 30, 2016 that resulted in additional material contract losses related to the power project.

Response:

We acknowledge the Staff’s comment requesting additional information about changes in estimates on our interim operating results and have provided additional detail below, which will also be incorporated into future filings.

EPC Ammonia Project

During the three months ended March 31, 2016 we recognized unfavorable changes in forecast estimates of losses of $31 million primarily related to unforeseen costs related to the mechanical failure of a vendor-supplied compressor and pumps during commissioning in March 2016. These events delayed the estimated completion from the first quarter of 2016 to the second quarter of 2016. As a result, in addition to the additional costs, the delay in estimated completion date resulted in the recognition of contractual liquidated damages due to the client.

During the three months ended June 30, 2016, we recognized unfavorable changes in estimates of losses of $39 million primarily related to unforeseen costs related to various mechanical issues encountered during start-up (i.e. tripping of the plants during performance testing) as well as actual and estimated costs related to the compressor and pump repairs greater than was estimated at the time we filed our Form 10-Q for the period ended March 31, 2016. These issues delayed completion from the second quarter of 2016 to later in 2016. As a result, in addition to the additional costs, the delay in estimated completion date resulted in the recognition of contractual liquidated damages due to the client.

We have not recognized any potential recoveries of costs from our equipment supplier but we continue to assess our rights for recovery under the contract.

Sodium Dichromate Litigation

On August 17, 2015, the Armed Services Board of Contract Appeals issued an order holding that KBR was entitled to reimbursement of legal fees incurred in successfully defending against sodium dichromate exposure lawsuits. However, this ruling was eligible for appeal and was subsequently appealed by the U.S. Army Corps of Engineers (“USACE”) on December 14, 2015. Additionally, the amount of cost recovery had not been agreed, the recovery was subject to audit by the client, and no money had been appropriated by the government to pay the award. On June 23, 2016, KBR and USACE entered into a settlement agreement for reimbursement of $33 million in legal fees and interest incurred through the time of the claim. As a result of the settlement agreement reached in second quarter of 2016 we recognized a favorable change in estimate in our Government Services operating results. The receivable was subsequently collected.

Power Project

During the three months ended March 31, 2016, we recognized unfavorable changes in estimates of losses of $5 million primarily related to forecast increased subcontractor costs as a result of delays in construction and the implementation of a plan to accelerate progress on the project. During the three months ended June 30, 2016, we recognized unfavorable changes in cost estimates to complete of $21 million primarily related to increasing forecasted subcontractor costs from even lower than forecasted progress and productivity by certain of our subcontractors and an increase in estimated cost to complete commissioning and increased costs caused by weather-related delays.